Prospero Minerals Corp. 575 Madison Ave, #1000 New York, NY 10022-255 Phone: (212) 937 8442 Fax: (212) 605 0222 eMail info@prospero-minerals.com

October 17, 2006

United States Securities and Exchange Commission

100 F. Street , N.E.

Washington, D.C., 20549-0405

Attn. Mr. Gary Newberry

RE: Prospero Minerals Corp.
Form 10-KSB for Fiscal Year Ended March 31, 2006

Filed August 17, 2006

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

Filed August 22, 2006
File No. 0-50429

Dear Mr. Newberry,

In response to your letter dated September 14, 2006, we have submitted today

•

The Amended Form 10-KSB for Fiscal Year Ended March 31, 2006

•

The Amended Form 10-QSB for Fiscal Quarter Ended June 30, 2006

The particular questions and comments pertaining to the forms and our responses are reflected in the amended forms and noted below.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

General

1.  We note you have not filed your response to our comment letter dated July 21, 2006 with regard to your Form 8-K/A filed July 14, 2006. We may raise additional comments based on your response to these comments.

Response:

We have filed our response to your letter dated July 21, 2006 with regard to our Form 8-K/A filed July 14, 2006. The response was entered into the Edgar system Monday, October 2, 2006. We trust that the explanations presented will be satisfactory.

2.

We noted that your EDGAR filing does not include page numbers. Please paginate all future filings.

Response

The Amended 10-KSB being filed with this reponse includes page numbers.

Controls and Procedures and Internal Control over Financial Reporting

3. Provide the disclosures required by Regulation S-B Item 307 for Controls and Procedures and Item 308 for Internal Control over Financial Reporting in an amended filing.

Response:

The disclosures required by Regulation S-B Item 307 for Controls and Procedures and Item 308 for Internal Control over Financial Reporting have been included in Item 8-A of the amended filing.

Exhibits

4.

Provide or incorporate by reference all of the exhibits required for Form 10-KSB as specified by Regulation S-B Item 601(a)-(b).

Response:

The exhibits required for Form 10-KSB as specified by Regulation S-B Item 601 (a)-(b) have been filed and/or provided and incorporated in the filing.  The two exhibits as per the Exhibit list on Page 36 of the Amended 10-KSB which have not been filed are included with the Amended filing.

Exhibit 31

5.

Provide in an amended filing the certifications which are worded exactly as set forth in Regulation S-B Item 601(b)(31).

Response:

Provided with the Amended filing are the certifications which are worded exactly as set forth in Regulation S-B Item 601 (b)(31).

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

6.

Please address each of the above comments two through five in an amended filing for your first fiscal quarter.

#2.

We noted that your EDGAR filing does not include page numbers. Please paginate all future filings.

Response

The Amended 10-QSB being filed with this reponse includes page numbers.

Controls and Procedures and Internal Control over Financial Reporting

3. Provide the disclosures required by Regulation S-B Item 307 for Controls and Procedures and Item 308 for Internal Control over Financial Reporting in an amended filing.

Response:

The disclosures required by Regulation S-B Item 307 for Controls and Procedures and Item 308 for Internal Control over Financial Reporting have been included in Item 3 of the amended filing.

Exhibits

4.

Provide or incorporate by reference all of the exhibits required for Form 10-QSB as specified by Regulation S-B Item 601(a)-(b).

Response:

The exhibits required for Form 10-QSB as specified by Regulation S-B Item 601 (a)-(b) have been filed and/or provided and incorporated in the filing.

Exhibit 31

5.

Provide in an amended filing the certifications which are worded exactly as set forth in Regulation S-B Item 601(b)(31).

Response:

Provided with the Amended 10-QSB filing are the certifications which are worded exactly as set forth in Regulation S-B Item 601 (b)(31).

Engineering Comments

Lobaye Gold SURL Operations

CMC Exploration corporation Operations

7.

Insert a small-scale map showing the location and access to each property, as required by Instruction 3(B) to Item 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or PEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.

Response:

Please note in the Amended 10-KSB:

Pg. 4 - Figure 1 shows a satellite picture with the area involved.

Pg. 5 - Figure 2 is based on a topographic map showing the hydrography and main roads.

Pg. 7 - Plant infrastructure (May 2006)

Pg. 8 - Geological map of the Central African Republic (Les Editions Jeune Afrique, 1984)

Pg. 12 - Figure 1: Overview of the location of the Thor claims in British Columbia

Pg. 12 - Figure 2: Close up the the Thor claims location

8.

We believe the guidance in Instruction 3(B) of Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

•

A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•

A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

•

A north arrow.

•

An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•

A title of the map or drawing, and the date on which it was drawn.

•

In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

The guidance in Instruction 3(B) of Rule 102 of Regulation S-K for maps and drawings is reflected in the maps and drawings included in the Amended 10-KSB and noted in response to Comment #7 above.

Plan of operations for the next twelve months- Lobaye Claims and Thor Claims

9.

We recommend that a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to all exploration and operational analytical procedures.

Response:

In the Amended 10-KSB on page 9 the following statement has been provided:

QA/QC Protocols

As the Lobaye Gold operation will start up again, sample preparation, controls, custody, assay precision and accuracy will be outsourced to the Belgian geological institute “Studiecentrum Limburg vzw,  Diepenbeck (Belgium), who will provide specialists on-site permanently to provide the external quality assurance and quality control for the company.

Identify Director and Executive Officers

10.

Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Response:

Management’s lack of significant technical training and/or experience in minerals exploration or mining and the potential adverse impact is noted in Risk Factor 15 on Page 23 of the Amended 10-KSB:

16. Prospero’s management lacks significant technical training and/or experience in minerals exploration and mining

With no further direct training or experience in these areas, the management may not be fully aware of many of the specific requirements related to working within this industry. The management’s decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that operations, earnings and ultimate financial success could suffer due to management’s lack of experience in the industry. Prospero is currently looking for suitable candidates with the appropriate experience.

Financial Statements

11.

This filing states this company is a "development stage company" which is a phrase commonly used in financial statements in other industries. Under Industry Guide 7, mineral exploration companies may not call themselves "development stage companies." See www.sec.govdivisions/corpfin/guidance/cfactfaq,litrn  under section II.F.(10) titled "Issues in the Extractive Industry."

Response:

The term “development stage company“ has been changed in all instances, both in the Amended 10-KSB and the Amended 10-QSB, to state “exploration stage company“.

ACKNOWLEDGEMENT

Prospero Minerals Corp. hereby acknowledges that:

•

Prospero Minerals Corp. is responsible for the adequacy and accuracy of the disclosure in the filing.

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•

Prospero Minerals Corp. may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your helpfulness and consideration.

Sincerely yours,

Prospero Minerals Corp.

Darvie Fenison, Director, Acting CEO, CFO